1821 Walden Office Square, Suite 400

Schaumburg, IL 60173

Tel: (847) 303-0280

Fax: (847) 303-1121

November 4, 2010

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:       Mr. Ronald Alper, Staff Attorney

Re:          Modern Mobility Aids, Inc.

                Registration Statement on Form S-1

                File No. 333-168983

Dear Sirs:

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S-1, such that it be deemed effective on November 5, 2010, at 3:00 pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.  should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2.  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3.  we may not assert staff comments and the declaration of effectiveness as a defence in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,

           /s/ Sergei Khorolski

           Sergei Khorolski

           President

Modern Mobility Aids, Inc.